UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On January 16, 2017, Luxottica Group S.p.A. (the “Company”) posted to its website a press release jointly issued by Essilor International (“Essilor”) and Delfin S.à r.l. (“Delfin”) announcing a strategic combination of the Company’s and Essilor’s businesses and an investor presentation in connection therewith. Copies of the press release and investor presentation are included as Exhibits 99.1 and 99.2 hereto, respectively.

On March 23, 2017, the Company issued a press release announcing receipt of notice from Essilor that its board of directors has approved the signing of the contribution agreements relating to the pending business combination transaction. A copy of the press release is included as Exhibit 99.3 hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 24, 2017		MICHAEL A. BOXER
Group General Counsel

Exhibit Index

Exhibit 99.1    Joint Press Release of Essilor and Delfin dated January 16, 2017 (incorporated by reference to the Company’s filing pursuant to Rule 425 on January 17, 2017, SEC Accession No. 0001104659-17-002546).

Exhibit 99.2    Investor Presentation dated January 16, 2017 (incorporated by reference to the Company’s filing pursuant to Rule 425 on January 17, 2017, SEC Accession No. 0001104659-17-002551).

Exhibit 99.3    Press Release of the Company dated March 23, 2017.